

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2013

<u>Via E-Mail</u>
James W. Preuninger
Chief Executive Officer
Amber Road, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073

> **Re: Amber Road, Inc.**
> **Confidential Draft Registration Statement No. 2 on Form S-1**
> **Submitted on September 12, 2013**
> **CIK No. 0001314223**

Dear Mr. Preuninger:

We have reviewed your letter dated September 12, 2013, and the above-referenced draft registration statement. Where we reference prior comments, we are referring to our August 8, 2013 letter.

<u>Prospectus Summary</u>

<u>Overview, page 1</u>

1.   Please expand your disclosure to include the information provided in response to prior comment 9; specifically, state the number of clients contacted, and the number of corresponding responses.

2.   We note your response to prior comment 11. Since your disclosure in this section states that one of your growth strategies is to further your international expansion, consider including in the prospectus summary information relating to your existing international customers, such as the number of international clients during the periods presented and their significance to your historical operations, expressed in quantitative terms.

3.   In the context of your disclosure pertaining to the EasyCargo acquisition, you state that complying with processing trade can reduce product costs by 25% or more. Please specifically disclose the factual basis and time period covered by this claim. Also disclose the range of cost levels achieved, expressed as maximum and minimum amounts, and the nature of the distribution of cost savings experienced in this regard.

4.   Please expand your discussion related to your recent acquisition of EasyCargo to briefly summarize the financial terms of the transaction.

Dilution, page 35

5.   It appears that you have excluded the total consideration provided by existing
        stockholders. However, this information does not appear to be excludable pursuant to
        Rule 430A; please revise your disclosure to include this information, and describe any
        non-cash consideration provided, or tell us why such information is not required to be
        included.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation

Common Stock Valuations, page 46

6.   We note from your revised disclosures in response to prior comment 27 that you used
        revenue multiples under the income approach. Please revise your disclosures to describe
        in more detail the factors you considered in determining your selection of comparable
        companies. In this regard, you should explain how you considered industry similarity,
        financial risk, company size, geographic diversification, growth and profitability. As part
        of your response, clarify whether the same set of comparable companies are used in all
        the relevant valuation estimates, including the discount rate and volatility assumptions.

7.   We note the revised disclosures provided in response to prior comment 28. Although we
        note additional disclosure, it remains unclear to us why fair values increased between
        periods. In this regard, we would note that an investor would need to compare the
        assumptions used in the different valuations in order to determine what may have caused
        the change in fair value between periods. Please revise to describe, for each valuation
        period, the specific factors that resulted in the increase in fair value from the prior
        valuation period. For periods where there was a significant increase in the fair value of
        your common stock between grant dates please revise to quantify the extent to which the
        changes in the respective valuation assumptions impacted the fair value.

Results of Operations, page 52

8.   We note your response to prior comment 32. Please explain to us, in greater detail, why
        you believe that the disclosure of the historical number of customers and average
        revenues from enterprise and mid-market customers for prior periods presented is not
        useful to an investor. In this regard, it would appear that this information may be useful
        when analyzing the changes in revenues and any trends in your business. We refer to you
        Section III.B.1 of SEC Interpretive Release No. 33-8350.

Business

Company Overview, page 63

9.   We note your response to prior comment 37. Please tell us the minimum amount the identified customers spent on your solutions during each fiscal year presented.

Executive Compensation

Summary Compensation Table, page 96

10.   We note your response to prior comment 42. Please revise your disclosure to discuss the factors considered by your compensation committee in granting options to your executives. Also discuss any instances in which the grants varied from the recommendations it received from its compensation consultant, and explain the reasons for such deviations.

Certain Relationships and Related Party Transactions, page 104

11.   You indicate that Mr. Kae-por F. Chang, the founder and CEO of EasyCargo, is your Managing Director for China, although we note that Mr. Chang does not appear to have been affiliated with you prior to EasyCargo's acquisition, please expand your disclosure to include any information required by Item 404(a) of Regulation S-K. Also tell us whether you, or your recently acquired subsidiary, have entered into an employment agreement with Mr. Chang, and if so, whether you intend to file such agreement as an exhibit to the registration statement.

Principal and Selling Stockholders, page 107

12.   Please disclose Ms. Craven and Mr. Malone's ownership interests in your company. Refer to Item 403(b) of Regulation S-K.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Practices

(f) Cash and Cash Equivalents, page F-10

13.   We note the revisions made in response to prior comment 45; however, your disclosure on page F-10 continues to be inconsistent with that of page F-11. Please tell us whether the amounts in question are "money market accounts" or "money market funds" and revise your disclosures accordingly.

Note 5. Income Taxes, page F-22

14.   Your response to prior comment 51 indicates that you have subsidiaries in India and the
        UK. Please revise your disclosures to clarify that the Indian entity is treated as a branch
        for U.S. tax purposes and as such, all income attributable to the Indian branch is currently
        recognized in the U.S.   Your disclosures should also clarify that there are not any
        significant undistributed earnings from the UK subsidiary due to the U.S. parent.

Note 8. Stockholders' Equity

(m) Restricted Stock, page F-27

15.   We note your response to prior comment 53. For those nonrecourse notes that were
        forgiven, please tell us how you accounted for the forgiveness of the non-recourse debt
        and accrued interest.

Exhibit Index, page II-6

16.   Please tell us what consideration you gave to filing the EasyCargo acquisition agreement.
        Refer to Item 601 subparagraphs (b)(2) and (b)(10) of Regulation S-K.

17.   Please update the exhibit index in your next submission to reference the consents for Ms.
        Craven, and Mr. Malone. Refer to Rule 438 of Regulation C.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Christine Davis,
Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the
financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202)
551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

                                                    Sincerely,

                                                    /s/ Mark P. Shuman

                                                    Mark P. Shuman
                                                    Branch Chief - Legal

cc: Via E-Mail
        Ira L. Kotel, Esq.
        Dentons US, LLP